UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on KeyOn Selects Alvarion® as 4G Wireless Last Mile Equipment Vendorfor $10.2 Million Stimulus Award Dated November 3rd , 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 3rd , 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

KeyOn Selects Alvarion® as 4G Wireless Last Mile Equipment
Vendor for $10.2 Million Stimulus Award

Building on a successful wireless network deployment in Southern
 Nevada, companies will extend reach of advanced data services to rural communities throughout Nevada

LAS VEGAS, NV and WASHINGTON, D.C. (November 4, 2010) -- KeyOn Communications Holdings, Inc. (OTCBB: KEYO), one of the largest providers of wireless broadband, satellite video and voice over Internet protocol (VoIP) services in the United States, announced today that it has selected Alvarion Ltd. (NASDAQ:  ALVR), the world’s leading provider of  4G networks in the  Broadband Wireless Access  (BWA) market, as its next-generation, 4G wireless equipment supplier for its statewide network that will connect rural communities throughout Nevada.  Following a successful deployment of a similar network in Pahrump, NV, Initially KeyOn will be deploying over $3 million of Alvarion’s BreezeMAX® WiMAX equipment and expects increased purchases of equipment with the anticipated growth in subscribers due to the lack of advanced broadband services.  The network will utilize the 3.65 GHz spectrum band where KeyOn holds a nationwide, non-exclusive license.

KeyOn has received a $10.2 million stimulus award to provide 4G, last-mile wireless broadband access and VoIP services to approximately 93,000 people, 5,522 businesses and 849 critical community facilities in qualified rural communities throughout Nevada.  KeyOn plans to offer broadband service at speeds up to 8 megabits per second (Mbps). In addition to the jobs directly created to deploy the network and operate the networks, KeyOn’s project will provide the area with a foundation for economic development and job creation for decades to come.

“KeyOn went through an exhaustive process to select the most qualified vendor for this advanced and vital network.  Alvarion not only possesses the technical expertise, demonstrated by the success we have had to date in Pahrump, but also a culture of commitment and follow-through,” said Jonathan Snyder, Chief Executive Officer for KeyOn Communications.  “In terms of broadband availability, our 4G network will reach some of the most neglected populations in Nevada.  As our network comes online, these communities will have high-speed Internet access equal to that available in urban markets including the option to subscribe to high-quality digital voice service.”

“We congratulate our valued customer on receiving this major award from the Broadband Initiatives Program,” said Eran Gorev, president and CEO of Alvarion.  “We are pleased to extend our relationship with KeyOn by continuing to provide tailored solutions for their state-of-the-art, wireless network.  We look forward to working with this progressive and visionary operator to extend the reach of their services throughout Nevada.”

Jonathan Snyder continued, “Having worked closely with Alvarion, we recognize the benefits of their WiMAX technology suite designed specifically for the 3.65GHz band.  We intend to continue working with Alvarion to target other geographic areas for the deployment of WiMAX and to identify the most appropriate long term technology road map which could include the migration of WiMAX to LTE using TD-LTE.”

About KeyOn Communications Holdings, Inc.
KeyOn Communications Holdings Inc. (OTC BB: KEYO) is one of the largest providers of wireless broadband, satellite and voice over Internet protocol (VoIP) services in the United States, primarily targeting underserved markets with populations generally less than 50,000.  KeyOn offers broadband services with VoIP and satellite video services to both residential and business subscribers across 12 Western and Midwestern states. Through a combination of organic growth and acquisitions, KeyOn has expanded its network footprint to reach approximately 55,000 square miles and cover over 2,800,000 people, as well as small-to-medium businesses.  With its successful track record of acquiring companies through its Rural UniFi initiative and growth of its overall subscriber base, KeyOn is one of the leading wireless broadband companies in the United States.  Management intends to drive subscriber growth through additional acquisitions as well as organic growth across the company’s expanding footprint by offering bundled services including broadband, video, VoIP and related valuable services such as the Bullseye Club. The company also intends to opportunistically build mobile and/or nomadic WiMAX networks in and around its market footprint.  More information on KeyOn can be found at http://www.keyon.com.  Companies interested in participating in Rural UniFi can visit www.keyon.com/ruralunifi.html.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum

Company Contacts:

KeyOn Communications Holdings, Inc.
Investor Contacts:
Del Mar Corporate Consulting, LLC
Brian Hill, 760-448-4081
Fax: (760) 448-4400
bhill@delmarcorporate.com
http://www.delmarcorporate.com/

Rory Erchul, VP of Marketing
402-998-4044
rerchul@keyon.com
www.keyon.com

Alvarion Ltd.
Investor Contacts:
Efrat Makov, CFO
+972.3.645.6252
+1.650.314.2652
efrat.makov@alvarion.com

Claudia Gatlin
+1.212.830.9080
claudia.gatlin@alvarion.com
Press Contacts:
Christine Buzzetta
+1.972.341.2530
cbuzzetta@golinharris.com